Exhibit 12

	Three months ended June 30, 2002	Year ended December 31, 2001
Income from continuing operations	11,813	48,057
Add back:
Fixed charges	6,911	27,071
Deduct:
Capitalized interest	23	0
Earnings available for fixed charges and preferred dividends	18,701	75,128
Fixed charges
Interest expense	6,911	27,071
Capitalized interest	23	0
Total fixed charges	6,888	27,071
Preferred dividends	0	0
Total fixed charges	6,888	27,071
Ratio of earnings to fixed charges and preferred dividends	2.72	2.78